BROOKSIDE TECHNOLOGY HOLDINGS CORP.
15500 Roosevelt Blvd.
Suite 101
Clearwater, FL 33760
(727) 535-2151
January 28, 2010
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Brookside Technology Holdings Corp. (the “Company”)
Amendment No. 1 to Form 10-K for the Year Ended December 31, 2008 Filed
January 12, 2010 (the “2008 Form 10-K)
Form 10-Q for the Quarterly Period Ended June 30, 2009 (the “June Form 10-Q)
File No. 0-52702

Dear Mr. Spirgel:
          We hereby respond to the comments of the Staff of the Division of Corporation Finance, dated January 19, 2010, with respect to the above-referenced filings. For your convenience, the Staff’s comments are set forth in bold below and our responses follow the comments.
Amendment No. 1 to Form 10-K for the Year Ended December 31, 2008
     Exhibits
1.	Your disclosure on page 24 indicates that your code of ethics has been filed as an exhibit under Item 13. However, it appears to have been inadvertently omitted. Please file a Part II amendment to your Form 10-K to include this exhibit.
     Today the Company is filing a Part II amendment to the Form 10-K to include this exhibit.
2.	As requested by Comment 18 from our letter dated August 19, 2009, please file the outstanding notes payable to your executive officers and shareholders as exhibits to your Form 10-K. See item 601(b)(10)(ii)(A) of Regulation S-K.
     Today the Company is filing a Part II amendment to the Form 10-K to include these exhibits.

Form 10-Q for the Quarterly Period Ended June 30, 2009
3.	Please amend your Form 10-Q in the manner you proposed in your supplemental response dated October 23, 2009, including amendments to Items 1, 2 and 4T.
          The Company will use its best efforts to file an amendment to its Form 10-Q in the manner you proposed in your supplemental response dated October 23, 2009 within the next two weeks.
          Additionally, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any further questions or comments, please call me at the number indicated above.

Very truly yours, Brookside Technology Holdings Corp.
/s/ Bryan McGuire
Bryan McGuire, Chief Financial Officer

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